United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 11, 2022

8i Acquisition 2 Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40462	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

c/o 6 Eu Tong Seng Street

#08-13 Singapore 059817

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65-6788 0388

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units consisting of one Ordinary Share, no par value, one Redeemable Warrant to acquire one-half (1/2) of one Ordinary Share, and one Right to acquire one-tenth of an Ordinary Share	LAXXU	NASDAQ Stock Market LLC

Ordinary Shares included as part of the Units	LAX	NASDAQ Stock Market LLC

Redeemable Warrants included as part of the Units	LAXXW	NASDAQ Stock Market LLC

Rights included as part of the Units	LAXXR	NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Share Purchase Agreement

On April 11, 2022, 8i Acquisition 2 Corp., a British Virgin Islands business company (“LAX”), entered into a Share Purchase Agreement (the “SPA”) with Euda Health Limited, a British Virgin Islands business company (“EUDA Health”), Watermark Developments Limited, a British Virgin Islands business company (the “Seller”) and Kwong Yeow Liew, acting as Representative of the Indemnified Parties (the “Indemnified Party Representative”). Pursuant to the terms of the SPA, a business combination between LAX and EUDA Health will be effected through the purchase by LAX of all of the issued and outstanding shares of EUDA Health from the Seller (the “Share Purchase”).

The board of directors of LAX have (i) approved and declared advisable the SPA, the Share Purchase and the other transactions contemplated thereby, and (ii) resolved to recommend approval of the SPA and related transactions by the shareholders of LAX.

Mr. Meng Dong (James) Tan, LAX’s Chief Executive Officer and Chairman of the LAX board of directors, owns 10% of the equity interests of the Seller. LAX anticipates that it will receive a fairness opinion from EverEdge Global to the effect that the purchase price to be paid by LAX for the shares of EUDA Health pursuant to the SPA is fair to LAX from a financial point of view (the “Fairness Opinion”).

In connection with the closing of the transactions under the SPA the current officers and directors of EUDA Health will become the officers and directors of LAX. LAX’s sponsor, 8i Holdings 2 Pte. Ltd. (the “Sponsor”), will have the right to nominate one director to serve as an independent director on the post-closing board of directors.

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the SPA or related documents, and is subject to and qualified in its entirety by reference to the full text of the SPA, which is filed herewith as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated into this Item 1.01 by reference.

Consideration

Initial Consideration

The initial consideration to be paid at Closing (the “Initial Consideration”) by LAX to Seller for the Share Purchase will be an amount equal to $550,000,000. The Initial Consideration will be payable in ordinary shares of LAX, no par value (the “Purchaser Shares”) valued at $10 per share. To secure Seller’s obligations under the indemnification provisions of the SPA, 5,500,000 Purchaser Shares (the “Indemnification Escrow Shares”) shall be withheld from the Purchaser Shares payable at Closing, and be delivered to American Stock Transfer & Trust Company, as Escrow Agent, to be held by the Escrow Agent pursuant to an escrow agreement, by and among LAX, Seller, and the Indemnified Party Representative.

Earnout Payments

In addition to the Initial Consideration, the Seller may also receive up to 9,000,000 additional Purchaser Shares as an earnout payments (the “Earnout Shares”) if, within a 3-year period following the Closing, the volume-weighted average price of Purchaser Shares equals or exceeds any of three thresholds over any 20 trading days within a 30-day trading period (each, a “Triggering Event”) under the terms and conditions set forth in the SPA and related transaction documents:

● The Seller will be issued 3,000,000 additional Purchaser Shares if during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, the Purchaser Share Price is equal to or greater than Fifteen Dollars ($15.00) after the Closing Date;

● The Seller will be issued 3,000,000 additional Purchaser Shares if during the period beginning on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date, the Purchaser Share Price is equal to or greater than Twenty Dollars ($20.00); and

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● The Seller will be issued 3,000,000 additional Purchaser Shares if during the period beginning on the second anniversary of the Closing Date and ending on the third anniversary of the Closing Date, the Purchaser Share Price is equal to or greater than Twenty-Five Dollars ($25.00).

Representations and Warranties

The SPA contains representations and warranties of EUDA Health with respect to, among other things, (a) organization, good standing and qualification, (b) capital structure; (c) corporate authority, approval and fairness, (d) governmental filings, (e) financial statements and internal controls, (f) absence of certain changes, (g) liabilities, (h) litigation, (i) compliance with laws; permits; (j) employee benefits, (k) labor matters, (l) environmental matters, (m) tax matters, (n) real and personal property, (o) intellectual property and IT assets, (p) insurance, (q) company material contracts, (r) brokers and finders, (s) suppliers and customers; (t) proxy statement, (u) compliance with privacy laws, privacy policies and certain contracts, (v) compliance with health care laws and certain contracts, and (w) related party transactions.

The SPA contains representations and warranties of Seller with respect to, among other things, (a) organization, good standing and qualification, (b) capital structure; (c) corporate authority, approval and fairness, (d) governmental filings, (e) litigation and proceedings, and (f) brokers and finders.

The SPA also contains representations and warranties of LAX with respect to, among other things, (a) reports; internal controls, (b) trust fund, (c) business activities and liabilities, (d) certain laws such as the Investment Company Act and the JOBS Act, (e) purchaser trust account, (f) NASDAQ Stock Market Quotation, (g) brokers and finders, and (h) taxes.

The representations and warranties generally survive closing for a period of 15 months.

Covenants

The SPA includes covenants of the EUDA Health and LAX with respect to operation of their respective businesses prior to consummation of the Share Purchase and efforts to satisfy conditions to consummation of the Share Purchase. The SPA also contains additional covenants of EUDA Health, LAX, and Seller, including, among others, access to inspect the books and records, claims against LAX’s trust account, cooperation in the preparation of the Proxy Statement (as each such term is defined in the SPA) required to be filed in connection with the Share Purchase, the holding of the Special Meeting (as defined in the SPA), cooperation and efforts to consummate the Share Purchase, delivery of and revisions to the EUDA Health disclosure letter, publicity, the delivery of the amended and restated registration rights agreement, expenses, sharing in payment of any Extension Payment (as defined in the SPA) and cooperating with respect to the Minimum Round Lot Holders (as defined in the SPA). LAX also has additional covenants, including among others, covenants relating to its trust account, indemnification and directors’ and officers’ insurance, inspections, LAX’s Nasdaq listing, LAX’s public filings, post-closing board of directors and officers, indemnification agreements, governing documents and shareholder litigation.

Indemnification

The Seller has agreed to indemnify each of LAX, EUDA Health, affiliates of LAX and EUDA Health from losses, liabilities, damages, costs, payments, demands and related fees that the foregoing persons may suffer or incur as a consequence of, among other things, any breach or inaccuracy of the representations or warranties of EUDA Health or the Seller contained in the SPA; any breaches of the covenants of EUDA Health or the Seller contained in the SPA; and any breaches of privacy laws by or on behalf of EUDA Health or any of its subsidiaries. However, the first $2,500,000 of the losses, liabilities, damages and other items stated in the preceding sentence is not subject to indemnification.

The Indemnification Escrow Shares withheld from the initial consideration and delivered to the Escrow Agent at Closing constitutes the sole source of payment for items for which the Seller is obligated to provide indemnification. Claims for indemnification for breaches or inaccuracies in the representations and warranties of EUDA Health contained in the SPA must be asserted within the 15 month period after closing in which such representations survive.

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Restrictions on Alternative Transactions

Each of Seller and LAX has agreed that from the date of the SPA until the Closing, it will not, among other things, (i) initiate any negotiations with any person concerning an Acquisition Proposal or Alternative Transaction (as such terms are defined in the SPA), (ii) enter into any agreement, letter of intent, memorandum of understanding or agreement in principle relating to such Acquisition Proposal or Alternative Transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or anti-takeover laws, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make an Acquisition Proposal or Alternative Transaction.

Conditions to Closing

The consummation of the Share Purchase is conditioned upon, among other things, (a) the approval of the SPA and Share Purchase by LAX and Seller’s shareholders, (b) all regulatory approvals having been obtained, (c) no laws or governmental orders that would restrain, enjoin, make illegal or otherwise prohibit the consummation of the Share Purchase, (d) the Proxy Statement shall have been cleared by the SEC and mailed, (e) the Escrow Agreement shall have been executed and delivered, (f) related transaction documents shall have been delivered and in full force and effect, and (g) on a pro forma basis immediately as of the Closing, LAX having at least $5,000,000 of net tangible assets.

Solely with respect to LAX, the consummation of the Share Purchase is conditioned upon, among other things, (a) the representations and warranties made by EUDA Health and the Seller are true and correct, (b) EUDA Health and the Seller shall have performed or complied in all material respects with each of its obligations, (c) the Seller shall have delivered the Seller Release (as defined in the SPA), (d) the aggregate cash of EUDA Health and its subsidiaries should equal or exceed $10,000,000, (e) Seller shall have executed and delivered to LAX a lock-up agreement, (f) EUDA Health and the Seller shall have executed and delivered each related transaction document to which they each are a party, (g) LAX shall have completed its due diligence on or before May 31, 2022, and be satisfied with the results, and if not, LAX would have the right to terminate the SPA, and (h) the letter agreement with certain creditors of EUDA Health shall have been entered into.

Solely with respect to the Seller, the consummation of the Share Purchase is conditioned upon, among other things, (a) the representations and warranties made by LAX are true and correct, (b) LAX shall have performed or complied in all material respects with its obligations, (c) the officers and directors of LAX shall have resigned, (d) the Purchaser Shares issuable to Seller pursuant to the SPA shall have been authorized for listing on Nasdaq, (e) LAX shall have executed and delivered each related transaction document to which it is a party, (f) LAX shall have received the Fairness Opinion, and (g) LAX shall have completed its due diligence on or before May 31, 2022, and be satisfied with the results of such due diligence.

Termination

The SPA may be terminated at any time prior to the Effective Time as follows:

(a) by mutual written consent of LAX and Seller;

(b) by either LAX or Seller if (i) the Share Purchase and related transactions are not consummated on or before November 24, 2022 (as such date may be extended by LAX, the “Outside Date”) ; provided, however, that the right to terminate the SPA shall not be available to any party that has breached in any material respect its obligations set forth in the SPA in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Share Purchase), (ii) any law or final, nonappealable governmental order shall have been enacted, issued, promulgated, enforced or entered that permanently restrains, enjoins or otherwise prohibits consummation of the Share Purchase; provided that the right to terminate the SPA shall not be available to any party that has breached any material respect its obligations set forth in the SPA in any manner that shall have proximately contributed to the enactment, issuance, promulgation, enforcement or entry of such law or governmental order, and (iii) the approval by LAX shareholders shall not have been obtained at a LAX meeting of shareholders;

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(c) by LAX if (i) either EUDA Health or Seller has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (A) thirty (30) days after LAX has given written notice of such breach to the Seller, (B) three (3) business days prior to the Outside Date, or (iii) the results of the due diligence are not satisfactory to LAX, or (ii) the Seller’s shareholders have not approved the SPA and the Share Purchase;

(d) by Seller if (i) LAX has breached any of its covenants or representations and warranties such that closing conditions would not be satisfied and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (A) thirty (30) days after EUDA Health has given written notice of such breach to LAX, (B) three (3) business days prior to the Outside Date, or (iii) the results of the due diligence are not satisfactory to Seller, or (ii) the LAX board of directors shall have publicly withdrawn, modified or changed, in any manner adverse to EUDA Health, its recommendation with respect to any proposals set forth in the Proxy Statement.

The SPA and other documents described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about LAX, EUDA Health, the Indemnified Party Representative or the Seller. In particular, the assertions embodied in the representations and warranties in the SPA were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the SPA, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the SPA are not necessarily characterizations of the actual state of facts about LAX, EUDA Health, the Indemnified Party Representative or the Seller at the time they were made or otherwise and should only be read in conjunction with the other information that LAX makes publicly available in reports, statements and other documents filed with the SEC. LAX and EUDA Health’s investors are not third-party beneficiaries under the SPA.

Ancillary Agreements to the SPA

Lock-Up Agreement.

In connection with the Closing, the Seller will, subject to certain customary exceptions, not (i) offer, sell contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lockup Shares (as defined below), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 18 months after the Closing Date (the “Lock-up Period”). The term “Lockup Shares” mean the Purchaser Shares and the Earnout Shares, if any, delivered as earnout payment, whether or not earned prior to the end of the Lock-up Period, and including any securities convertible into, or exchangeable for, or representing the rights to receive ordinary shares of LAX after the Closing.

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the Lock-Up Agreement, and is subject to and qualified in its entirety by reference to the full text of the form of the Lock-Up Agreement, which is filed herewith as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated into this Item 1.01 by reference.

Amended and Restated Registration Rights Agreement.

At the closing, LAX will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain existing stockholders of LAX and with the Seller with respect to their shares of LAX acquired before or pursuant to the Share Purchase, and including the shares issuable on conversion of the warrants issued to the Sponsor in connection with LAX’s initial public offering and any shares issuable on conversion of working capital loans from Sponsor to LAX (collectively, the “Registrable Securities”). The agreement amends and restates the registration rights agreement LAX entered into on November 22, 2021 in connection with its initial public offering. No later than seven (7) calendar days from the closing, the Company will file with the SEC a registration statement on Form S-3 covering the resale of all or such maximum portion of the Registrable Securities as permitted by the SEC. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

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The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the Amended and Restated Registration Rights Agreement, and is subject to and qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement, which is filed herewith as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated into this Item 1.01 by reference.

Seller Release.

The Seller has agreed to release LAX, EUDA Health, and all of their respective past and present officers, directors, managers, stockholders, members, employees, agents, predecessors, subsidiaries, affiliates, estates, successors, assigns, partners and attorneys (each, a “Released Party”) to the maximum extent permitted by law, from any and all claims, obligations, rights, liabilities or commitments of any nature whatsoever against LAX, EUDA Health, or any of the Released Parties, arising at or prior to the Closing, or related to any act, omission or event occurring, or condition existing, at or prior to the Closing. The Seller does not release LAX, EUDA Health, or any of the Released Parties from claims arising after the date of the Seller Release, any of the other ancillary agreements to the SPA, or any organizational or governing documents or, of any indemnification agreements with, LAX or any of its subsidiaries.

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the Seller Release, and is subject to and qualified in its entirety by reference to the full text of the form of the Seller Release, which is filed herewith as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated into this Item 1.01 by reference.

Item 7.01 Regulation FD Disclosure.

On April 12, 2022, LAX and EUDA Health issued a joint press release announcing the execution of the SPA and related matters. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibit 99.2 is the investor presentation, and Exhibit 99.3 is the executive summary of the investor presentation that will be used by LAX and EUDA Health in connection with the Share Purchase and related matters.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between LAX and EUDA Health. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. LAX intends to file a proxy statement with the SEC. A proxy statement will be sent to all LAX shareholders. LAX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of LAX are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by LAX through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Certain statements included in this Current Report on Form 8-K are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K and on the current expectations of LAX’s and EUDA Health’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of LAX and EUDA Health. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

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These forward-looking statements are subject to a number of risks and uncertainties. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the prospectus filed by LAX in connection with its initial public offering on November 22, 2021. Important factors, among others, that may affect actual results or outcomes include: the inability of the parties to successfully or timely consummate the Share Purchase, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect EUDA Health or the expected benefits of the Share Purchase, if not obtained; the failure to realize the anticipated benefits of the business combination; matters discovered by the parties as they complete their respective due diligence investigation of the other parties; the ability of LAX prior to the Share Purchase, and EUDA Health following the Share Purchase, to maintain the listing of LAX’s shares on NASDAQ; costs related to the business combination; the failure to satisfy the conditions to the consummation of the Share Purchase, including the approval of the SPA by the shareholders of LAX, the satisfaction of the minimum cash requirements of the SPA following any redemptions by LAX’s shareholders; the risk that the Share Purchase may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; and the outcome of any legal proceedings that may be instituted against LAX or EUDA Health related to the business combination. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: EUDA Health’s limited operating history and history of net losses; EUDA Health’s ability to manage growth; EUDA Health’s ability to execute its business plan; EUDA Health’s estimates of the size of the markets for its products; the rate and degree of market acceptance of EUDA Health’s products; EUDA Health’s ability to identify and integrate acquisitions; potential litigation involving the Company or EUDA Health or the validity or enforceability of EUDA Health’s intellectual property; and general economic and market conditions impacting demand for EUDA Health’s products and services.

If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither LAX nor EUDA Health presently know, or that LAX and EUDA Health currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LAX and EUDA Health’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this Current Report on Form 8-K and the attachments hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K and the attachments hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of LAX and EUDA Health described above. LAX and EUDA Health anticipate that subsequent events and developments will cause their assessments to change. However, while LAX and EUDA Health may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing LAX or EUDA Health’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

LAX and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from LAX’s shareholders with respect to the proposed transaction. Information regarding LAX’s directors and executive officers is available in its prospectus filed in connection with its initial public offering on November 22, 2021. Additional information regarding the participants in the proxy solicitation relating to the proposed transaction and a description of their direct and indirect interests will be contained in the proxy statement when it becomes available.

EUDA Health and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of LAX in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be included in the proxy statement for the proposed transaction when available. You may obtain free copies of these documents as described in the second paragraph under the above section entitled “Important Information for Investors and Stockholders.”

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Share Purchase Agreement, dated as of April 11, 2022, by and among Euda Health Limited, Watermark Developments Limited, 8i Acquisition 2 Corp., and Kwong Yeow Liew.
10.1	Form of Lock-Up Agreement
10.2	Form of Amended and Restated Registration Rights Agreement.
10.3	Form of Seller Release
99.1	Press Release issued by LAX and EUDA Health, dated April 12, 2022
99.2	Investor Presentation dated April 12, 2022
99.3	Executive Summary of Investor Presentation dated April 12, 2022
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Certain schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(5). LAX agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 12, 2022

8i Acquisition 2 Corp.

By:	/s/ Meng Dong (James) Tan
Name:	Meng Dong (James) Tan
Title:	Chief Executive Officer

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